STOCK YARDS BANCORP, INC.

1040 East Main Street

Louisville, Kentucky 40206

April 2, 2021

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski

Re:         Stock Yards Bancorp, Inc. (the “Company”)

Request for Acceleration of Effectiveness

Form S-4 filed on March 19, 2021

Registration No. 333-254494

Dear Ms. Bednarowski:

In accordance with Rule 461 under the Securities Act of 1933, Stock Yards Bancorp, Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended on April 2, 2021, to 4:00 p.m. (EDT) on Tuesday, April 6, 2021, or as soon as practicable thereafter.

Please contact our counsel, James A. Giesel of Frost Brown Todd LLC, at (502) 568-0307 or jgiesel@fbtlaw.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Giesel when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

STOCK YARDS BANCORP, INC.

By:	/s/ James A. Hillebrand
James A. Hillebrand
Chairman and Chief Executive Officer